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CUSIP NO.   367631108                                          Page 1 of 5 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                              (Amendment No. 19)(1)

                    Under the Securities Exchange Act of 1934

                            GATEWAY INDUSTRIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    367595105
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                                 (CUSIP Number)

                            Joseph Greenberger, Esq.
                           1370 Avenue of the Americas
                          New York, New York 10019-4602
                                 (212) 757-4001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 15, 1998
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             (Date of Event which Requires Filing of this Statement)

              If the filing person has previously filed a statement
               on Schedule 13G to report the acquisition which is
                               the subject of this
            Schedule 13D, and is filing this schedule because of Rule
                13d-1(b)(3) or (4), check the following box |_|.

             Check the following box if a fee is being paid with the
                                 statement |_|.

                                Page 1 of 5 pages

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act, of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO.   367631108                                          Page 2 of 5 Pages



================================================================================
      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Steel Partners II, L.P.

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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [ ]

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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS

                        PF
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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)
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      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
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  NUMBER OF                 7              SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,388,608
  OWNED BY      ----------------------------------------------------------------
    EACH
  REPORTING                 8              SHARED VOTING POWER
 PERSON WITH
                                           -0-
                ----------------------------------------------------------------
                            9              SOLE DISPOSITIVE POWER

                                           1,388,608
                ----------------------------------------------------------------
                           10              SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

               1,388,608
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                       [  ]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               38.7%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               PN
================================================================================



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CUSIP NO.   367631108                                          Page 3 of 5 Pages



================================================================================
      1        NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                        Warren G. Lichtenstein

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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS

               PF, OO
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
               TO ITEM 2(d) OR 2(e)
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OF ORGANIZATION

                        U.S.A.
--------------------------------------------------------------------------------
  NUMBER OF                 7              SOLE VOTING POWER
   SHARES
BENEFICIALLY                               1,469,893(1)
  OWNED BY      ----------------------------------------------------------------
    EACH                    8              SHARED VOTING POWER
  REPORTING
 PERSON WITH                               -0-
                ----------------------------------------------------------------
                            9              SOLE DISPOSITIVE POWER

                                           1,469,893(1)
                ----------------------------------------------------------------
                           10              SHARED DISPOSITIVE POWER

                                           -0-
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

               1,469,893(1)
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                       [  ]
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               40.1%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON

               IN
================================================================================
(1) Includes (i) 1,388,608 Shares owned by Steel Partners II, L.P., an entity controlled by Mr. Lichtenstein, (ii) 45,952 Shares owned directly by Mr. Lichtenstein, and (iii) 35,333 Shares underlying stock options that may be acquired within 60 days.
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CUSIP NO.   367631108                                          Page 4 of 5 Pages


                           STATEMENT FOR SCHEDULE 13D

         This constitutes Amendment No. 19 to Schedule 13D filed by the undersigned on or about August 4, 1995. Except as specifically amended hereby, said Schedule 13D, as heretofore amended, remains in full force and effect. Defined terms have the meanings specified in said Schedule 13D, as heretofore amended.

Item 3.  Source and Amount of Funds or Other Consideration.


The first paragraph of Item 3 is amended to read in its entirety as follows:

                  The aggregate purchase price of the 1,388,608 Shares owned by Steel Partners II is $3,304,278. The Shares owned by Steel Partners II were acquired with partnership funds.


Item 5.  Interest in Securities of the Issuer.

Item 5(a) and 5(c) are amended in their entirely to read as follows:

                  (a) The aggregate percentage of Shares reported owned by each person named herein is based upon 3,592,000 Shares outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarter ended September 30, 1997. As of the close of business on January 23, 1998, Steel Partners II, beneficially owned 1,388,608 Shares, constituting approximately 38.7% of the Shares outstanding. Mr. Lichtenstein beneficially owns 1,469,893 Shares (including Shares underlying options that may be acquired within 60 days),representing approximately 40.1% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 1,469,893 Shares owned beneficially by him and the 1,388,608 Shares owned by Steel Partners II, by virtue of his authority to vote and dispose of the Shares.




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CUSIP NO.   367631108                                          Page 5 of 5 Pages


              (c) No reporting person has engaged in any transaction in the shares of Issuer's common stock within the past 60 days, except that Steel Partners II made the following purchase:

Date                     No. Of Shares                      Purchase Price
----                     -------------                      --------------

1/15/98                     501,000                             $1.52


                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 26, 1998                     STEEL PARTNERS II, L.P.
                                            By:  Steel Partners L.L.C.
                                                -----------------------------
                                                 General Partner


                                            By: /s/Warren G. Lichtenstein
                                                -----------------------------
                                                Warren G. Lichtenstein
                                               (Chief Executive Officer)



                                            /s/Warren G. Lichtenstein
                                            ---------------------------------
                                            WARREN G. LICHTENSTEIN